Exhibit 7.1

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	2015	2014	2013	2012	2011
IFRS
Fixed Charges:
Interest capitalized in fixed assets	5,258,854	3,997,121	2,943,597	2,110,075	4,292,351
Interest expense	99,271,197	73,657,618	54,067,022	72,951,202	63,003,854
Amortization premiums related to indebtedness	(2,229,657)	312,296	(1,890,710)	1,560,478	762,387
Estimate of the interest within rental expense	450,760	242,436	159,380	214,041	212,497

Total Fixed Charges	102,681,154	78,209,471	55,279,289	76,835,796	68,271,089

Net income (loss)	(712,567,398)	(265,542,989)	(170,058,427)	2,600,478	(106,942,256)
Hydrocarbon Income Tax (IRP)	—	(18,735,301)	3,787,543	2,392,919	(677,392)
Income Tax and Others	(45,587,267)	3,773,966	3,672,466	2,138,856	3,853,408
Cumulative effect of adoption of new accounting standards	—	—	—	—	—
Profit sharing in subsidiaries and affiliates (income from equity investees)	(2,318,115)	(34,368)	(706,710)	(4,797,607)	810,752

Pretax income from continuing operations before income from equity investees	(760,472,780)	(280,538,692)	(163,305,128)	2,334,646	(102,955,488)
Fixed Charges:	102,681,154	78,209,471	55,279,289	76,835,796	68,271,089
Amortization of interest capitalized	210,354	159,885	117,744	84,403	171,694
Distributed income of investments shares	359,941	736,302	914,116	685,704	599,907
Interest capitalized in fixed assets	(5,258,854)	(3,997,121)	(2,943,597)	(2,110,075)	(4,292,351)

Earnings	(662,480,185)	(205,430,155)	(109,937,576)	77,830,474	(38,205,149)

Amount by which fixed charges exceed earnings	765,161,339	283,639,626	165,216,865	—	106,476,238
Ratio of earnings to fixed charges	—	—	—	1.01	—